UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 51)*
THE WENDY'S COMPANY
(Name of Issuer)

COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

95058W100
(CUSIP Number)
PETER W. MAY 280 PARK AVENUE NEW YORK, NEW YORK 10017 TEL. NO.: (212) 451-3000	BRIAN L. SCHORR, ESQ. CHIEF LEGAL OFFICER TRIAN FUND MANAGEMENT, L.P. 280 PARK AVENUE, 41st FLOOR NEW YORK, NEW YORK 10017 TEL. NO.:(212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 95058W100 Page 2
1	NAME OF REPORTING PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 54,808,393
	9	SOLE DISPOSITIVE POWER (See Item 5) 9,901,064
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 54,808,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.33%*
14	TYPE OF REPORTING PERSON IN

*  This percentage is calculated based upon 245,456,174 shares of Common Stock outstanding as of May 4, 2017, as reported in the Company's Quarterly Report on Form 10-Q, filed on May 10, 2017.

CUSIP NO. 95058W100 Page 3
1	NAME OF REPORTING PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 54,601,314
	9	SOLE DISPOSITIVE POWER (See Item 5) 5,417,918
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 54,601,314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.24%*
14	TYPE OF REPORTING PERSON IN

*  This percentage is calculated based upon 245,456,174 shares of Common Stock outstanding as of May 4, 2017, as reported in the Company's Quarterly Report on Form 10-Q, filed on May 10, 2017.

CUSIP NO. 95058W100 Page 4
1	NAME OF REPORTING PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 240,365
	8	SHARED VOTING POWER (See Item 5) 39,035,921
	9	SOLE DISPOSITIVE POWER (See Item 5) 240,365
	10	SHARED DISPOSITIVE POWER (See Item 5) 39,035,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 39,276,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.00%*
14	TYPE OF REPORTING PERSON IN

*  This percentage is calculated based upon 245,456,174 shares of Common Stock outstanding as of May 4, 2017, as reported in the Company's Quarterly Report on Form 10-Q, filed on May 10, 2017.

CUSIP NO. 95058W100 Page 5
1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 39,035,921
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 39,035,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 39,035,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.90%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 245,456,174 shares of Common Stock outstanding as of May 4, 2017, as reported in the Company's Quarterly Report on Form 10-Q, filed on May 10, 2017.

CUSIP NO. 95058W100 Page 6
1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 39,035,921
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 39,035,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 39,035,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.90%*
14	TYPE OF REPORTING PERSON OO

*  This percentage is calculated based upon 245,456,174 shares of Common Stock outstanding as of May 4, 2017, as reported in the Company's Quarterly Report on Form 10-Q, filed on May 10, 2017.

CUSIP NO. 95058W100 Page 7
1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 12,798
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 12,798
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 12,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.005%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 245,456,174 shares of Common Stock outstanding as of May 4, 2017, as reported in the Company's Quarterly Report on Form 10-Q, filed on May 10, 2017.

CUSIP NO. 95058W100 Page 8
1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 12,798
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 12,798
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 12,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.005%*
14	TYPE OF REPORTING PERSON OO

*  This percentage is calculated based upon 245,456,174 shares of Common Stock outstanding as of May 4, 2017, as reported in the Company's Quarterly Report on Form 10-Q, filed on May 10, 2017.

CUSIP NO. 95058W100 Page 9
1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_]
3	SEC USE ONLY		(b) [_]
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 11,541,408
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 11,541,408
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 11,541,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.70%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 245,456,174 shares of Common Stock outstanding as of May 4, 2017, as reported in the Company's Quarterly Report on Form 10-Q, filed on May 10, 2017.

CUSIP NO. 95058W100 Page 10
1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 22,565,462
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 22,565,462
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 22,565,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.19%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 245,456,174 shares of Common Stock outstanding as of May 4, 2017, as reported in the Company's Quarterly Report on Form 10-Q, filed on May 10, 2017.

CUSIP NO. 95058W100 Page 11
1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,172,869
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,172,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,172,869
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 245,456,174 shares of Common Stock outstanding as of May 4, 2017, as reported in the Company's Quarterly Report on Form 10-Q, filed on May 10, 2017.

CUSIP NO. 95058W100 Page 12
1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 37-1593120
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 0
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 245,456,174 shares of Common Stock outstanding as of May 4, 2017, as reported in the Company's Quarterly Report on Form 10-Q, filed on May 10, 2017.

CUSIP NO. 95058W100 Page 13
1	NAME OF REPORTING PERSON Matthew Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 28,270
	8	SHARED VOTING POWER (See Item 5) 327,827
	9	SOLE DISPOSITIVE POWER (See Item 5) 28,270
	10	SHARED DISPOSITIVE POWER (See Item 5) 327,827
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 356,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%*
14	TYPE OF REPORTING PERSON IN

*  This percentage is calculated based upon 245,456,174 shares of Common Stock outstanding as of May 4, 2017, as reported in the Company's Quarterly Report on Form 10-Q, filed on May 10, 2017.

CUSIP NO. 95058W100 Page 14
1	NAME OF REPORTING PERSON Trian Partners Strategic Fund G-II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 46-5509975
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 663,203
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 663,203
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 663,203
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.27%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 245,456,174 shares of Common Stock outstanding as of May 4, 2017, as reported in the Company's Quarterly Report on Form 10-Q, filed on May 10, 2017.

CUSIP NO. 95058W100 Page 15
1	NAME OF REPORTING PERSON Trian Partners Strategic Fund G-III, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 47-2121971
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_]
3	SEC USE ONLY		(b) [_]
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 162,088
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 162,088
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 162,088
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 245,456,174 shares of Common Stock outstanding as of May 4, 2017, as reported in the Company's Quarterly Report on Form 10-Q, filed on May 10, 2017.

CUSIP NO. 95058W100 Page 16
1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-K, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 47-5116069
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,620,803
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,620,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,620,803
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.66%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 245,456,174 shares of Common Stock outstanding as of May 4, 2017, as reported in the Company's Quarterly Report on Form 10-Q, filed on May 10, 2017.

CUSIP NO. 95058W100 Page 17
1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-C, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-1327448
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,297,290
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,297,290
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,297,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.53%*
14	TYPE OF REPORTING PERSON OO

*  This percentage is calculated based upon 245,456,174 shares of Common Stock outstanding as of May 4, 2017, as reported in the Company's Quarterly Report on Form 10-Q, filed on May 10, 2017.

AMENDMENT NO. 51 TO SCHEDULE 13D

This Amendment No. 51 amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006, as amended by Amendment No. 23 dated December 26, 2006, as amended by Amendment No. 24 dated April 23, 2008, as amended by Amendment No. 25 dated September 16, 2008, as amended by Amendment No. 26 dated September 23, 2008, as amended by Amendment No. 27 dated September 25, 2008, as amended by Amendment No. 28 dated October 1, 2008 ("Amendment 28"), as amended by Amendment No. 29 dated October 8, 2008, as amended by Amendment No. 30 dated November 6, 2008, as amended by Amendment No. 31 dated November 25, 2008, as amended by Amendment No. 32 dated December 5, 2008, as amended by Amendment No. 33 dated December 8, 2008, as amended by Amendment No. 34 dated December 11, 2008, as amended by Amendment 35 dated April 1, 2009, as amended by Amendment 36 dated March 9, 2010, as amended by Amendment 37 dated June 10, 2010, as amended by Amendment 38 dated February 2, 2011, as amended by Amendment 39 dated December 1, 2011 as amended by Amendment No. 40 dated February 6, 2012, as amended by Amendment No. 41 dated January 14, 2014, as amended by Amendment No. 42 dated January 15, 2014, as amended by Amendment No. 43 dated September 18, 2014, as amended by Amendment No. 44 dated June 3, 2015 ("Amendment No. 44"), as amended by Amendment No. 45 dated June 18, 2015, as amended by Amendment No. 46 dated June 25, 2015, as amended by Amendment No. 47 dated July 8, 2015, as amended by Amendment No. 48 dated July 20, 2015, as amended by Amendment No. 49 dated December 15, 2015 and as amended by Amendment No. 50 dated December 6, 2016 ("Amendment No. 50") (the Original Statement, as so amended shall be known as the "Statement"), with respect to the (i) the Common Stock, par value $.10 per share (the "Common Stock"), of The Wendy's Company (the "Company," formerly known as Wendy's/Arby's Group, Inc. and, before that, Triarc Companies, Inc., a Delaware corporation ("Triarc") and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation) for periods commencing on or after May 28, 2009, (ii) the Common Stock, par value $.10 per share, of Triarc (through September 29, 2008, the date of the closing of the acquisition of Wendy's described in Item 4) and of the Company for the period commencing on September 30, 2008 and ending on May 27, 2009 (the "Class A Common Stock"), and (iii) for periods prior to September 30, 2008, the Class B Common Stock, Series 1, par value $.10 per share, of Triarc (the "Class B Common Stock").  Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Except as set forth below, there are no changes to the information set forth in the Statement (including, without limitation, to "Item 4. Purpose of Transaction"). As noted in Amendment Nos. 14 through 28, all references in the Statement to "Common Stock" shall, for periods prior to September 29, 2008, the date of the closing of the acquisition of Wendy's (see Item 4), be deemed to refer to the Class A Common Stock of Triarc.
Item 2.  Identity and Background

Item 2 is hereby amended and supplemented with the following:
In connection with the upcoming end of its eight year term, Strategic Fund has sold all of the shares of Common Stock beneficially and directly owned by it.  As a result, Strategic Fund will no longer be a Filing Person and references to the "Trian Entities" shall no longer include Strategic Fund.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by the following:

Since the filing of Amendment No. 50, each of Messrs. Peltz, May and M. Peltz, in their capacities as directors of the Company, received 1,238 shares of Common Stock on January 3, 2017 and 1,259 shares of Common Stock on April 3, 2017, in each case from the Company in lieu of Board of Directors retainer fees pursuant to the terms of the Company's 2010 Omnibus Award Plan.  In addition, on May 23, 2017 each of Messrs. Peltz, May and M. Peltz, received 6,510 restricted shares of Common Stock from the Company upon their re-election to the Board of Directors pursuant to the terms of the Company's 2010 Omnibus Award Plan.

Certain shares of Common Stock held by the Trian Entities are held in the ordinary course of business with other investment securities owned by such Trian Entities in co-mingled margin accounts with a prime broker, which prime broker may, from time to time, extend margin credit to such Trian Entities, subject to applicable federal margin regulations, stock exchange rules and credit policies. Because other securities are held in Trian Entity margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase such shares of Common Stock, and it may not be possible to determine the amounts of margin, if any, that could be used to purchase shares of Common Stock in the future by the Trian Entities or any other funds, accounts or investment vehicles managed by Trian Management.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following:

The sales of Shares by the Filing Persons reported in this Amendment No. 51 resulting in a reduction of their aggregate holdings from approximately 24.7% of the outstanding Common Stock to approximately 22.4% of the outstanding Common Stock (based upon 245,456,174  shares of Common Stock outstanding as of May 4, 2017, as reported in the Company's Quarterly Report on Form 10-Q filed on May 10, 2017) were principally in connection with the sale of all of the shares of Common Stock owned directly by the Strategic Fund in connection with the upcoming expiration of the eight-year term of the fund. None of the Shares that were sold were owned directly by Messrs. Peltz, May, Garden or M. Peltz. Immediately following the consummation of such sales, the Filing Persons will continue to be the Company's largest stockholder (based on current share ownership information on file with the SEC), with an aggregate beneficial ownership of 55,109,938 shares.

The Filing Persons intend to review alternatives with respect to their investment in the Company on a continuing basis.  Depending on various factors, including, without limitation, the Company's financial position, results of operations and strategic direction, price levels of the Common Stock, the Filing Persons' overall investment strategies, liquidity requirements and other portfolio management considerations, other investment opportunities available to the Filing Persons, conditions in the securities and capital markets, and general economic and industry conditions and applicable regulatory and legal constraints, the Filing Persons may, from time to time and at any time in the future, take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, communicating with the Company's other stockholders, industry participants and other interested or relevant parties about the Company, purchasing additional securities of the Company, entering into financial instruments or other agreements which increase or decrease the Filing Persons' economic exposure with respect to their investment in the Company and/or changing the form of ownership of securities of the Company by the Filing Persons, selling some or all of their holdings in the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.  The Filing Persons reserve the right at any time to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Company and/or change their intention with respect to any and all matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(1)  Part (a) of Item 5 of the Statement is amended by deleting (i) the eleventh through seventeenth paragraphs thereof and replacing them with the following:

Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 9,901,064 shares of Common Stock.  Included in such shares are 12,000 shares issuable with respect to stock options exercisable by Mr. Peltz within 60 days of the date of this Statement.  Mr. May directly owns and has the sole power to dispose of and the shared power to vote 5,417,918 shares of Common Stock.  Included in such shares are 12,000 shares issuable with respect to stock options exercisable by Mr. May within 60 days of the date of this Statement.  Mr. Garden directly owns and has the sole power to dispose of and vote 240,365 shares of Common Stock.  Mr. M. Peltz directly owns and has the sole power to dispose of and vote 28,270 shares of Common Stock.

Claudia Peltz, Mr. Peltz's wife, is the beneficial owner of 44,169 shares of Common Stock.  These shares were previously beneficially owned by the Peltz L.P., the general partner of which was a limited liability company of which Ms. Peltz was the sole member.  Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by Ms. Peltz.  Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz 2009 Family Trust is the beneficial owner of 132,397 shares of Common Stock.  Mrs. Peltz, Mr. M. Peltz and an unrelated person serve as the trustees of the Peltz 2009 Family Trust.  The shares held by the Peltz 2009 Family Trust were previously beneficially owned by the NP 2009 GRAT, a trust of which Mr. Peltz was the sole trustee.  Each of Mr. Peltz and Mr. M. Peltz may be deemed to beneficially own the shares of Common Stock owned by the 2009 Family Trust. Each of Mr. Peltz and Mr. M. Peltz disclaims beneficial ownership of such shares.

In addition, certain of Mr. Peltz's children are the beneficial owners of 81,494 shares of Common Stock, including 81,104 shares of Common Stock beneficially owned by certain of Mr. Peltz' minor children (the "Peltz Minor Children"), and 390 shares of Common Stock beneficially owned by certain of Mr. Peltz's adult children that live in his household (the "Peltz Adult Children").  Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by his children.  Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz Family Foundation is the beneficial owner of 195,430 shares of Common Stock.  Mr. and Mrs. Peltz, Mr. M. Peltz and an unrelated person serve as the trustees of the Peltz Family Foundation.  Each of Mr. Peltz and Mr. M. Peltz may be deemed to beneficially own the shares of Common Stock owned by the Peltz Family Foundation.  Each of Mr. Peltz and Mr. M. Peltz disclaims beneficial ownership of such shares.

The May Family Foundation is the beneficial owner of 32,910 shares of Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation.  Mr. May may be deemed to beneficially own the shares of Common Stock owned by the May Family Foundation.  Mr. May disclaims beneficial ownership of such shares.

Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to 5,417,918 shares of the Common Stock beneficially owned by Mr. May (excluding shares beneficially owned by the May Family Foundation, but including shares issuable with respect to stock options exercisable by Mr. May within 60 days  of the date of this Statement), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to 9,901,064 shares of the Common Stock beneficially owned by Mr. Peltz (excluding shares beneficially owned by Ms. Peltz, the Peltz Adult Children and the Peltz Family Foundation, but including shares issuable with respect to stock options exercisable by Mr. Peltz within 60 days  of the date of this Statement).  Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. Peltz.

Trian Onshore directly owns 11,541,408 shares of Common Stock, Trian Master Fund directly owns 22,565,462 shares of Common Stock, Parallel Fund I directly owns 1,172,869 shares of Common Stock, Trian GP directly owns 12,798 shares of Common Stock, Fund-G II directly owns 663,203 shares of Common Stock, Fund-G III directly owns 162,088 shares of Common Stock, Fund-K directly owns 1,620,803 shares of Common Stock, and Fund-C directly owns 1,297,290 shares of Common Stock.  Mr. Peltz, Mr. May and Mr. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-G III, Fund-K, Fund-C, Trian GP, Trian GP LLC, Trian Management and Trian Management GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own the shares of Common Stock owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-G III, Fund-K, Fund-C and Trian GP.  Mr. Peltz, Mr. May and Mr. Garden disclaim beneficial ownership of such shares.

As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 54,808,393 shares of Common Stock (including shares of Common Stock beneficially owned by Mr. May, Ms. Peltz, the Peltz 2009 Family Trust, Mr. Peltz's children (including the Peltz Adult Children), the Peltz Family Foundation, Trian Onshore, Trian Master Fund, Trian GP, Parallel Fund I, Fund-G II, Fund-G III, Fund-K, Fund-C and Trian GP, but excluding shares beneficially owned by the May Family Foundation), representing approximately 22.33% of the outstanding shares of Common Stock.  In addition, Mr. May may be deemed to beneficially own an aggregate of 54,601,314 shares of Common Stock (including shares of Common Stock beneficially owned by the May Family Foundation, Mr. Peltz, Trian Onshore, Trian Master Fund, Trian GP, Parallel Fund I, Fund-G II, Fund-G III, Fund-K, Fund-C and Trian GP, but excluding shares beneficially owned by Ms. Peltz, the Peltz Adult Children and the Peltz Family Foundation), representing approximately 22.24% of the outstanding shares of Common Stock.  Mr. Garden may be deemed to beneficially own an aggregate of 39,276,286 shares of Common Stock (including shares of Common Stock beneficially owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-G III, Fund-K, Fund-C and Trian GP), representing approximately 16.00% of the outstanding shares of Common Stock.

(2)  Item 5 of the Statement is hereby amended and supplemented by deleting Part (a) and the first and second paragraphs of Part (b) of Item 5 of Amendment No. 50 and replacing them with the following:

(a)  As of 4:00 p.m., New York City time, on June 5, 2017, the Filing Persons beneficially owned, in the aggregate, 55,109,938 shares of Common Stock, representing approximately 22.45% of the outstanding Common Stock (based upon 245,456,174 shares of Common Stock outstanding as of May 4, 2017, as reported in the Company's Quarterly Report on Form 10-Q, filed on May 10, 2017).

(b)  Each of Trian Onshore, Trian Master Fund, Parallel Fund I, Trian GP, Fund-G II, Fund-G III, Fund-K and Fund-C beneficially and directly owns and has sole voting power and sole dispositive power with regard to 11,541,408, 22,565,462, 1,172,869, 12,798, 663,203, 162,088, 1,620,803, and 1,297,290 shares of Common Stock, respectively, in each case except to the extent that other Filing Persons as described in the Statement may be deemed to have shared voting power and shared dispositive power with regard to such shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-G III, Fund-K and Fund-C (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-G III, Fund-K and Fund-C directly and beneficially own.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian GP directly and beneficially owns.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP LLC (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian GP LLC directly and beneficially owns.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.

(3)  Part (c) of Item 5 of the Statement is amended and supplemented by the following:

Each of each of Messrs. Peltz, May and M. Peltz, in their capacities as directors of the Company, received 1,238 shares of Common Stock on January 3, 2017 and 1,259 shares of Common Stock on April 3, 2017, in each case, from the Company in lieu of Board of Directors retainer fees pursuant to the terms of the Company's 2010 Omnibus Award Plan. In addition, each of Messrs. Peltz, May and M. Peltz received 6,510 restricted shares of Common Stock from the Company upon their re-election to the Board of Directors pursuant to the terms of the Company's 2010 Omnibus Award Plan.

Except as set forth in the preceding paragraph, the following table sets forth all transactions by any of the Filing Persons with respect to the shares of Common Stock effected during the past sixty (60) days, inclusive of the transactions effected through 4:00 p.m., New York City time, on June 5, 2017.  All such transactions were effected in a privately negotiated transaction.  The prices set forth in the table do not include commissions.

Name	Date	No. of Shares	Price Per Share ($)	Transaction Type

Strategic Fund	06/5/2017	3,134,259	15.97	Sale

Trian Onshore	06/5/2017	51,579	15.97	Sale

Trian Master Fund	06/5/2017	2,314,162	15.97	Sale

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures in Item 3 are incorporated herein by reference.

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2017
TRIAN PARTNERS GP, L.P.

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member
TRIAN PARTNERS GENERAL PARTNER, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member
TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member
TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member
TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member
TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member
TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
By:	Trian Partners Strategic Investment Fund GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member
TRIAN PARTNERS STRATEGIC FUND-G II, L.P.
By:	Trian Partners Strategic Fund-G II GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G II General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G III, L.P.
By:	Trian Partners Strategic Fund-G III GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G III General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member
TRIAN PARTNERS STRATEGIC INVESTMENT FUND K, L.P.
By:	Trian Partners Strategic Investment Fund-K GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-K General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member
TRIAN PARTNERS STRATEGIC FUND-C, LTD.
By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Director

/s/NELSON PELTZ Nelson Peltz
/s/PETER W. MAY Peter W. May
/s/EDWARD P. GARDEN Edward P. Garden
/s/MATTHEW H. PELTZ Matthew H. Peltz

EXHIBIT INDEX
EXHIBIT	DESCRIPTION	PAGE NO.
1	Stock Purchase Agreement dated as of October 1, 1992 by and between the Purchaser, Posner, Posner Trust and Security Management.	Filed with Original Statement
2	Exchange Agreement dated as of October 12, 1992 between the Company and Security Management.	Filed with Original Statement
3	Agreement dated as of October 1, 1992 between the Company and the Purchaser.	Filed with Original Statement
4	Agreement of Limited Partnership of the Purchaser dated as of September 25, 1992.	Filed with Original Statement
5	Joint Filing Agreement of the Purchaser, Peltz and May.	Filed with Amendment No. 14
6	Memorandum of Understanding, dated January 21, 1993, by and between the Purchaser and William A. Ehrman, individually and derivatively on behalf of SEPSCO.	Filed with Amendment No. 2
7
Letter dated January 25, 1993 from Steven Posner to the Purchaser Filed with Amendment (including proposed terms and conditions of Consulting Agreement to be No. 2 entered into between the Company and Steven Posner).
Filed with Amendment No. 2
8	Undertaking and Agreement, dated February 9, 1993, executed by the Purchaser.	Filed with Amendment No. 3
9	Amendment No. 3 dated as of April 14, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 4
10	Citibank Loan Documents (Exhibits and Schedule omitted).	Filed with Amendment No. 4
11	Republic Loan Documents (Exhibits and Schedules omitted).	Filed with Amendment No. 4
12	Pledge and Security Agreement, dated as of April 5, 1993, between the Purchaser and Citibank.	Filed with Amendment No. 5
13	Custodial Loan Documents.	Filed with Amendment No. 5
14	Agreement, dated May 2, 1994 among Nelson Peltz, Peter W. May and Leon Kalvaria.	Filed with Amendment No. 6
15	Amended and Restated Pledge and Security Agreement, dated as of July 25, 1994 between the Purchaser and Citibank.	Filed with Amendment No. 6
16	Amendment No. 1 dated as of November 15, 1992 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
17	Amendment No. 2 dated as of March 1, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
18	Amendment No. 4 dated a January 1, 1995 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
19	Amendment No. 5 dated as of January 1, 1996 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
20	BOA Loan documents, as amended (Exhibits and Schedules omitted).	Filed with Amendment No. 22
21	Letter, dated October 12, 1998, from Messrs. Nelson Peltz and Peter W. May to the Company.	Filed with Amendment No. 8
22	Press release, issued by the Company, dated October 12, 1998.	Filed with Amendment No. 8
23	Letter, dated October 12, 1998, from the Company to Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 8
24	Press release issued by the Company, dated March 10, 1999.	Filed with Amendment No. 9
25	Amended and Restated Agreement of Limited Partnership of the Purchaser, amended and restated as of November 11, 2002.	Filed with Amendment No. 11
26	Pledge Agreement dated April 2, 2001, made by Peltz Family Limited Partnership, in favor of Bank of America, N.A.	Filed with Amendment No. 13
27	Pledge and Security Agreement dated April 2, 2003, made by Peter W. May, in favor of Bank of America, N.A. (Schedule II omitted).	Filed with Amendment No. 13
28	Voting Agreement, dated June 26, 2004, by and among Messrs. Nelson Peltz, Peter W. May and Gregory H. Sachs.	Filed with Amendment No. 18
29	Voting Agreement dated July 23, 2004, between Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 19
30	Pledge and Security Agreement dated July 23, 2004, made by Nelson Peltz, in favor of Bank of America, N.A., as amended (Schedule I omitted).	Filed with Amendment No. 22
31	Amendment No. 1 to Pledge and Security Agreement dated July 23, 2004, made by Peter W. May, in favor of Bank of America, N.A.	Filed with Amendment No. 19
32	Agreement and Plan of Merger, dated April 23, 2008, by and among Triarc, Wendy's and Green Merger Sub.	Incorporated by reference to Exhibit 2.1 to the Company's current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
33	Voting Agreement, dated as of April 23, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Exhibit 99.1 to the Company's current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
34	Joint Filing Agreement of the Filing Persons.	Filed with Amendment No. 25.
35	Amended and Restated Voting Agreement, dated as of August 14, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Annex J to the Company's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on August 20, 2008.
36	Joint Filing Agreement of the Filing Persons.	Filed with Amendment 28.
37
Amendment No. 1 to Agreement, dated as of April 1, 2009, by and among the Company, Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden.
Filed with Amendment 35.
38
Agreement dated November 5, 2008 by and between Wendy's/Arby's Group, Inc. and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Parallel Fund II, L.P., Trian Fund Management, L.P., Nelson Peltz, Peter W. May and Edward P. Garden.
Filed as Exhibit (d)(6) to the Combined Schedule TO and Amendment 30 to Schedule 13D.
39
Agreement dated December 1, 2011 by and between The Wendy's Company and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners GP, L.P., Trian Partners Strategic Investment Fund, L.P., Trian Partners Strategic Investment Fund-A, L.P., Trian Fund Management, L.P., Nelson Peltz, Peter W. May and Edward P. Garden.
Filed with Amendment 39.
40	Joint Filing Agreement of the Filing Persons.	Filed with Amendment 40.
41	Partial Release and Fourteenth Omnibus Amendment, dated as of August 18, 2014, to the Amended Documents referred to therein by and among Peter W. May, Leni May and Bank of America, N.A.	Filed with Amendment 43.
42	Partial Release and Eighth Omnibus Amendment, dated as of September 17, 2014, to the Amended Documents referred to therein by and among Nelson Peltz, Claudia Peltz and Bank of America, N.A.	Filed with Amendment 43.
43	Stock Purchase Agreement dated June 2, 2015 between the Company and the persons listed on Schedule I thereto.	Filed with Amendment 44.
44	Joint Filing Agreement of the Filing Persons.	Filed with Amendment 50.